Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of the Company

Turquoise Hill Resources Ltd. (the “Company”)

Suite 3680 – 1 Place Ville-Marie

Montreal, Quebec, H3B 3P2

Canada

Item 2 – Date of Material Change

December 16, 2022

Item 3 – News Release

A news release relating to the material change described herein was disseminated on December 16, 2022 through the facilities of Business Wire. The news release was subsequently filed on SEDAR.

Item 4 – Summary of Material Change

On December 16, 2022, the Company completed the previously announced plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon) whereby Rio Tinto International Holdings Ltd. (“RTIHL”), acquired approximately 49% of the issued and outstanding common shares of the Company (“Common Shares”) that RTIHL and its affiliates did not own (the “Arrangement”).

Item 5 – Full Description of Material Change

Item 5.1 – Full Description of Material Change

On December 16, 2022, the Company completed the previously announced Arrangement under the Business Corporations Act (Yukon) whereby RTIHL acquired approximately 49% of the issued and outstanding Common Shares that RTIHL and its affiliates did not own.

The Arrangement was effected by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon) on December 16, 2022. The consummation of the Arrangement was subject to a number of conditions customary to transactions of this nature, including, among others (i) the approval of 66 2⁄3% of votes cast by the Company’s shareholders (including Rio Tinto and its affiliates) at the special meeting of shareholders of the Company; (ii) the approval of a simple majority of the votes cast by minority shareholders at the special meeting of shareholders of the Company; and (iii) court approval.

The Common Shares of the Company were delisted from the TSX at the close of business on December 19, 2022. The Common Shares of the Company are expected to be delisted from the New York Stock Exchange on December 26, 2022. The Company has applied to cease to be a reporting issuer (or equivalent thereof) in all applicable Canadian jurisdictions.

Prior to the completion of the Arrangement, RTIHL and its affiliates beneficially owned and controlled approximately 51% of the issued and outstanding Common Shares of the Company. Upon the completion of the Arrangement, RTIHL and its affiliates acquired and beneficially owned and controlled 201,231,446 such Common Shares, representing 100% of the issued and outstanding Common Shares. Following the completion of the Arrangement, the Company became a wholly-owned subsidiary of RTIHL.

Item 5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Further information regarding the matters described in this Report may be obtained from Dustin Isaacs, Chief Legal Officer and Corporate Secretary at (514) 848-1567. Mr. Isaacs is an officer through whom an executive officer who is knowledgeable about the details of the matters described herein may be contacted.

Item 9 – Date of Report

December 21, 2022